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                           August 3, 2020

       Vivek Gupta
       Chief Executive Officer
       Mastech Digital, Inc.
       1305 Cherrington Parkway
       Building 210, Suite 400
       Moon Township, Pennsylvania 15108

                                                        Re: Mastech Digital,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 29, 2020
                                                            File No. 333-240153

       Dear Mr. Gupta:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services